

February 27, 2012

By E-Mail

Marc O. Williams, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

> **Re: Illumina, Inc.**
> **Preliminary Proxy Statement filed by Roche Holding Ltd. and**
> **CKH Acquisition Corporation**
> **Filed February 16, 2012**
> **File No. 1-35406**

Dear Mr. Williams:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

General

1. Please revise the cover page of the Schedule 14A and the proxy card to include the nominees, alternate, and substitute nominees as participants in the solicitation.

2. Please revise to include a background discussion of the contacts between the participants and the registrant during the time period leading up to the current solicitation. Please also describe how the Board or management responded to contacts made by the participants and the material details of any discussions or correspondence.

3. We note that this filing refers security holders to information that will be contained in the registrant's proxy statement for the annual meeting. We presume that the participants intend to rely upon Rule 14a-5(c) to fulfill certain disclosure obligations. Please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. If the participants determine to disseminate their proxy statement prior to the distribution of the company's proxy statement, the participants must undertake to provide any omitted information to security holders in the form of a proxy supplement. Please advise as to the participants' intent in this regard.

4. For ease of investor understanding, please revise to follow Illumina's numbering order for the proposals.

Questions and Answers about the Solicitation, page 3

5. We note that you believe your nominees will explore alternatives for maximizing value, including selling Illumina to Roche or a third party. Please revise throughout your proxy statement to clarify that shareholders are not being solicited to approve a sale transaction. In addition, please revise to state whether there are any specific plans regarding a sale of the company, other than the tender offer transaction.

The Independent Candidates and the Alternate Nominees, page 9

6. For each nominee, alternate, and substitute nominee, please describe the type of business conducted by each company referred to in the description of business experience. Please also describe the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K and Item 7(b) of Schedule 14A.

7. Please revise to state that there is no assurance that the Illumina's directors will serve if elected with any of Roche's nominees.

8. We note the participants reserve the right to vote for substitute nominees. Please revise to disclose the order in which alternate nominees will be selected. In addition, we note that Mr. Kaye may withdraw if, among other things, Illumina does not concur that he is independent; please disclose who would replace Mr. Kaye is he withdraws. Please also confirm for us that should the participants nominate any of the substitute nominees before the meeting, the participants will file an amended proxy statement that specifically identifies which of the substitute nominees are being nominated.

Proposal 1: Election of Directors to Hold Office until the 2015 Annual Meeting, page 17

9. Please revise to further describe how Illumina's stockholder rights plan effectively prevents shareholders from having the opportunity to decide whether to accept the tender offer.

Proposal 4: Election of Directors to Fill the Newly Created Directorships…, page 20

10. We note that if Proposals 3 and 4 are approved, then Proposal 4 will require the approval of a majority of the shares outstanding. Please revise to describe Roche's plans if Proposal 4 is not approved.

Other Proposals to be Considered at the 2012 Annual Meeting, page 25

11. We note that if no direction is indicated on Proposals 6 and 7, then Roche will abstain. Please revise, here and on the proxy card, to state the effect of abstentions on Proposals 6 and 7. In this regard, it appears that abstentions will have the effect of a vote against both proposals.

Solicitation of Proxies, page 27

12. We note that proxies may be solicited by telephone, electronically, in person and by other means of communication. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

13. Please disclose the total expenditures to date since you already know that information

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions